November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Brian McAllister
Raj Rajan

Re:	Ormat Technologies, Inc.
Forms 10-K for the fiscal year ended December 31, 2023
Filed February 23, 2024
File No. 001-32347

Dear Mr. McAllister and Mr. Rajan:.

On behalf of Ormat Technologies, Inc. (the “Company”), we hereby submit this letter in response to a comment contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 1, 2024 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).

For the convenience of the Staff, we have repeated the text of the Staff’s comment below in bold text and followed the comment with the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the 2023 Form 10-K.

Forms 10-K for the fiscal year ended December 31, 2023

Financial Statements

Note 11 – Long Term Debt, Credit Agreements and Finance Liability

Don A. Campbell Senior Secured Notes – Non-Recourse, page 148

1.	We note the disclosures here and on page 95 stating that covenants for the DAC 1 Senior Secured Notes have not been met, which resulted in certain restrictions of equity distributions by the subsidiary ORNI 47. Please disclose the amount of retained earnings or net income restricted or free of restrictions and include all of the applicable disclosures required by Rule 4-08(e) of Regulation S-X.

The Company respectfully informs the Staff that as of December 31, 2023, the amount of retained earnings that were restricted due to ORNI 47 not meeting its DAC 1 Senior Secured Notes covenants was $7.2 million, which equals the amount of cash held by ORNI 47 and available for distribution had the covenants been met. This cash balance is included in “Restricted cash and cash equivalents” on the Company’s consolidated balance sheet as of December 31, 2023, and represents an immaterial portion of the consolidated retained earnings of $719.9 million as of that date. The retained earnings or net income of the Company is not subject to any restrictions on dividend distributions, except as it pertains to this ORNI 47 debt.

November 26, 2024

In response to the Staff’s comment, the Company will enhance its future disclosures filed with the Commission to comply with the applicable requirements of Rule 4-08(e) of Regulation S-X, by (i) indicating the amount of retained earnings or net income restricted or free of restrictions on the payment of dividends, and (ii) continuing to describe the most significant restrictions on the Company’s payment of dividends and any other information required by such rule. For illustrative purposes only, assuming the same revisions in future disclosures, the cited disclosure on page 148 of the 2023 Form 10-K would read as follows:

“As of December 31, 2023, we did not meet the dividend distribution criteria related to the DAC 1 Senior Secured Notes, which resulted in certain equity distribution restrictions from this related subsidiary. The amount restricted for distribution by this subsidiary was $7.2 million as of December 31, 2023. There were no other restrictions on the retained earnings or net income of Ormat Technologies, Inc., as the parent company, as of December 31, 2023.”

If you have any questions or further comments about this response, please contact Scott Levi at scott.levi@whitecase.com or (212) 819-8320.

Sincerely,

/s/ White & Case LLP

cc:	Assaf Ginzburg, Chief Financial Officer, Ormat Technologies, Inc.